# PRIOR COMMUNICATIONS

**Oner Network**

[redacted]

Starting from $100, you can invest in Oner Network—making global payments fair for billions. 👉 https://wefunder.com/oner

🌍 Families & businesses lose billions to unfair fees.
Your investment supports innovation, creates impact, and helps build a fairer financial system for all.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. See the company's page on Wefunder and review the full disclaimer here: help.wefunder. com/testing-the-waters-legal-disclosure


Your Backing
Powers Fairer Payments
for Billions Worldwide
Invest from $100

**Invest in Oner Network: The Intelligent Financial Network for Faster, Fairer Payments Worldwide**

wefunder.com

42

2 comments · 8 reposts

[redacted]

**Mirko Turrina** · 1st

[redacted]esource Allocation Under Constraint | Ma...

I'm always drawn to valuable innovations!

To the best of my knowledge, ONER Network is the first startup prepared to deploy the innovative concept of a Multi-Issuer Digital Dollar.

This is paired with a Regulatory-First approach and a Launch-Ready status.

*Note: These opinions are solely my own and do not reflect the views of any company or entity I am affiliated with.*

**Oner Network**
7,220 followers
[redacted] ·

Starting from $100, you can invest in Oner Network—making global payments fair for billions. 👉 https://wefunder.com/oner

🌍 Families & businesses lose billions to unfair fees.
Your investment supports innovation, creates impact, and helps build a fairer financial system for all.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. See the company's page on Wefunder and review the full disclaimer here: help.wefunder. com/testing-the-waters-legal-disclosure


Your Backing
Powers Fairer Payments
or Billions Worldwide
nvest from $100

**Invest in Oner Network: The Intelligent Financial Network for Faster, Fairer Payments Worldwide**
wefunder.com

9 · 1 comment · 7 reposts

Like · Comment · Repost

Comment as Oner Network...

Oner Network
493 subscribers

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Invest in Oner Network (Reg CF offering open to everyone) Oner Netwo

**Invest in Oner Network**
*(Reg CF offering open to everyone)*

**Oner Network has partnered with Wefunder to host their community round.**

Over a million investors have helped 3,000+ founders raise ~$1B on Wefunder.

*Invest from $100*

👉 https://wefunder.com/oner

*Your investment supports innovation, creates impact, and helps build a fairer financial system for all.* **Wefunder is an SEC-registered** funding portal through which anyone can legally invest in private startups with as little as $100. This communication is provided for informational purposes only and does not constitute investment advice or an offer to sell securities. **Updated*


Your Backing Powers **Fairer** Payments for Billions Worldwide
Invest from $100
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[redacted] Oner Network New Wefunder Round Live.

External | Inbox ×

[redacted]

Thu, Jun 4, 3:28 PM

Dear [redacted]

Hope you've been well. Thank you for your interest in our previous round.

I wanted to make sure you were among the first to know that our ***new round is now live.***

***View reservation***: https://wefunder.com/oner/

Participants this round get a special ***15% investor bonus.***

Looking forward to sharing more.

Regards
[redacted]
Oner Network
*One World Trade Center, 85th Floor, NY, US*

*Attn: Oner Network, Inc. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding.* help.wefunder.com/article/d5a5b992-testing-the-waters-legal-disclosure

*Not Interested? Reply "STOP"*

[redacted] Oner Network New Wefunder Round Live. External Inbox ×

[redacted]

Jun 4, 2026, 3:28 PM

Dear [redacted]

Hope you've been well. Thank you for your interest in our previous round.

I wanted to make sure you were among the first to know that our ***new round is now live***.

***View reservation***: https://wefunder.com/oner/

Participants this round get a special ***15% investor bonus.***

Looking forward to sharing more.

Regards
[redacted]
Oner Network
*One World Trade Center, 85th Floor, NY, US*

*Attn: Oner Network, Inc. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding.* help.wefunder.com/article/d5a5b992-testing-the-waters-legal-disclosure

*Not Interested? Reply "STOP"*

[redacted]

Jun 11, 2026, 1:41 AM

Dear [redacted]

I wanted to ensure you could access the link to our ***new Wefunder round***.

https://wefunder.com/oner/

This round includes a ***15% bonus*** and is expected to close soon.

Happy to connect at https://calendly.com/onernetwork/w

•••

Regards
[redacted]
Oner Network
*One World Trade Center, 85th Floor, NY, US*

*Attn: Oner Network, Inc. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding.* help.wefunder.com/article/d5a5b992-testing-the-waters-legal-disclosure

*Not Interested? Reply "STOP"*

Reply | Reply all | Forward | Share in chat (New)

[redacted]

Thu, Jun 18, 5:10 PM

Dear [redacted]

Hope all is well.

I've been following the conversation and wanted to reach out to ensure you saw ***Oner Network's new Wefunder round*** includes a ***15% bonus*** for early investors.

https://wefunder.com/oner/

Happy to share more, let's talk https://calendly.com/onernetwork/w

Regards

[redacted]

•••

*Attn: Oner Network, Inc. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding.* help.wefunder.com/article/d5a5b992-testing-the-waters-legal-disclosure

*Not Interested? Reply "STOP"*

---

[redacted]

Thu, Jun 25, 3:13 AM

Dear [redacted]

Given your earlier interest, I wanted to make sure you don't miss out on the ***15% bonus*** as our current round closes very soon.

***View Reservation:*** https://wefunder.com/oner/

Feel free to reach out https://calendly.com/onernetwork/w

Regards

[redacted]

Oner Network

*One World Trade Center, 85th Floor, NY, US*

•••

*Attn: Oner Network, Inc. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding.* help.wefunder.com/article/d5a5b992-testing-the-waters-legal-disclosure

*Not Interested? Reply "STOP"*

[redacted], Oner Network On Wefunder Live. External Inbox ×

Summarize this email

[redacted]

Hi [redacted]

You follow young companies, so here's one I've been watching.

A fintech team built shared infrastructure others can develop on, with a stable-dollar layer for smooth transfers. It's already working, and they've just opened a community round on WeFunder (a portal overseen by the SEC) — in the early "testing the waters" window, gauging interest with non-binding reservations.

Have a look: wefunder.com/oner

[redacted], Glad to answer questions or arrange a quick founder meeting. Reply if it's worthwhile.

To stop hearing from me, reply "STOP"

Regards
[redacted]
Oner Network
*One World Trade Center, 85th Floor, NY, US*

*Attn: Oner Network, Inc. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.* help.wefunder.com/article/d5a5b992-testing-the-waters-legal-disclosure